December 10, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 02549

Attn:	Ms. Kate Tillan
cc:	Mr. Martin James

RE:	Response to Comment Letter dated November 25, 2013

PerkinElmer, Inc.

File No. 001-05075

Related to the filing on Form 10-K for the fiscal year ended December 30, 2012, filed on

February 26, 2013

Dear Ms. Tillan:

The following is our response to the comment letter sent by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on November 25, 2013 related to our Annual Report on Form 10-K for the fiscal year ended December 30, 2012, filed on February 26, 2013 (the “2012 Form 10-K”), including supplemental details of how we intend to address the applicable disclosure in our future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. The format of this letter matches that of the Staff’s letter, with the comments of the Staff presented in italics followed by our responses in the standard typeset. We hope this is helpful to you in reviewing this response letter.

U.S. Securities and Exchange Commission

December 10, 2013

Our responses are as follows:

Form 10-K for the fiscal year ended December 30, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 43

1.	We note from page 81 that at December 30, 2012 you hold a cumulative total of $472 million of undistributed earnings in non-U.S. subsidiaries that you plan to reinvest outside the U.S. indefinitely. As we note that your cash and cash equivalents totaled $171.4 million at that date, please tell us the amount of cash and equivalents and liquid investments held by your foreign subsidiaries at December 30, 2012 and quantify the amount that would not be available for use in the U.S. without incurring U.S. taxes.

Response 1:

The amount of cash and cash equivalents held by the Company’s non-U.S. subsidiaries at December 30, 2012 was $166.4 million, or 97% of the total amount of cash and cash equivalents on the Company’s balance sheet. The Company had no other liquid investments at December 30, 2012. The Company would incur U.S. taxes on $146.9 million of the $166.4 million of cash and cash equivalents held outside the U.S. at December 30, 2012, if transferred to the U.S. without proper planning. However, as part of the Company’s planned repatriation, which is discussed on page 81 in Note 6 to the consolidated financial statements included in the 2012 Form 10-K, the Company made a provision for the U.S. taxes on $120.8 million of unremitted earnings of non-U.S. subsidiaries at December 30, 2012. The Company has remitted $120.8 million to the U.S. during fiscal year 2013 in accordance with its planned repatriation with minimal U.S. taxes incurred.

Please see our response to comment #2 regarding supplemental disclosures that will be in future filings.

2.	Further, as we note from page 109 that the majority of your net long-lived assets are in the U.S., please discuss for us the impact on your liquidity and capital positions if cash and cash equivalents as well as liquid investments held by your foreign subsidiaries were not available for use in the U.S. Similarly, discuss the impact of income tax liabilities you would incur if you were to repatriate the cash and cash equivalents as well as liquid investments held by your foreign subsidiaries to the U.S.

Response 2:

The Company believes that there would be no material impact on the Company’s liquidity and capital positions if cash and cash equivalents held by its non-U.S. subsidiaries were not available for use in the U.S. The Company anticipates that its U.S. operations will generate sufficient cash to fund its liquidity needs in the U.S., which includes working capital requirements, capital expenditures, interest and principal payments on debt, pension funding, and dividends on common stock. In addition, as of December 30, 2012, the Company had a senior unsecured revolving credit facility with $429.7 million of additional borrowing capacity. The Company believes that U.S. operating cash flow, together with access to its senior unsecured revolving credit facility, will be adequate to meet any requirements to fund its liquidity needs in the U.S.

The Company utilizes a variety of tax planning and financing strategies to ensure that the cash and cash equivalents held by the Company and its non-U.S. subsidiaries is available in the locations in which it is needed without incurring significant tax costs in the foreseeable future. As discussed in the Company’s response to comment #1 above, as part of the Company’s planned repatriation, which is discussed on page 81 in Note 6 to the consolidated financial statements included in the 2012 Form 10-K, the Company made a provision for the U.S. taxes on $120.8 million of unremitted earnings of non-U.S. subsidiaries at December 30, 2012. The Company has remitted $120.8 million to the U.S. during fiscal year 2013 in accordance with its planned repatriation with minimal U.S. taxes incurred, which were not significant to the Company’s liquidity and capital positions.

U.S. Securities and Exchange Commission

December 10, 2013

In future filings on Form 10-K and Form 10-Q, the Company will supplement its disclosure in the Liquidity and Capital Resources discussion in the Management’s Discussion and Analysis of Financial Condition and Results of Operations to include a discussion of the amount of cash and cash equivalents held by the Company’s non-U.S. subsidiaries. Below, we have supplemented the 2012 disclosure to provide an example of the disclosure we intend to provide in future filings:

At December 30, 2012, we had cash and cash equivalents of $171.4 million, of which $166.4 million was held by our non-U.S. subsidiaries, and $429.7 million of additional borrowing capacity available under a senior unsecured revolving credit facility. We had no other liquid investments at December 30, 2012.

We utilize a variety of tax planning and financing strategies to ensure that our worldwide cash is available in the locations in which it is needed. As a result of the Caliper acquisition, we concluded in fiscal year 2011 that certain foreign operations did not require the same level of capital as previously expected, and therefore we planned to repatriate approximately $350.0 million of previously unremitted earnings and have provided for the estimated taxes on the repatriation of those earnings. As a result of the planned repatriation, we recorded an increase to our tax provision of $79.7 million in continuing operations during the fourth quarter of fiscal year 2011. We expect to utilize tax attributes, primarily those acquired in the Caliper acquisition, to minimize the cash taxes paid on the repatriation. As of December 30, 2012, we had remitted $229.2 million of the $350.0 million planned repatriation and we expect to remit the remainder of the planned repatriation amount by the end of fiscal year 2013. Of the $166.4 million of cash and cash equivalents held by our non-U.S. subsidiaries at December 30, 2012, we would incur U.S. taxes on $146.9 million if transferred to the U.S. without proper planning. However, at December 30, 2012 as part of our planned repatriation, we provided for the U.S. taxes on $120.8 million of unremitted earnings of our non-U.S. subsidiaries. We intend to remit $120.8 million to the U.S. during fiscal year 2013 in accordance with our planned repatriation with minimal U.S. taxes expected to be incurred. We expect the remaining accumulated non-U.S. cash balances will remain outside of the U.S. and that we will meet U.S. liquidity needs through future cash flows, use of U.S. cash balances, external borrowings, or some combination of these sources.

Item 8. Financial Statements

Note 4. Restructuring and Contract Termination Charges, net, page 74

3.	With respect to your Q3 2012 restructuring plan, we note that you do not expect to complete the plan until the fourth quarter of fiscal 2015. Please summarize for us the terms of the plan and discuss how you are accounting for and measuring the associated costs. Refer to FASB ASC 420-10-25, 10-30 and 10-55.

Response 3:

The Q3 2012 restructuring plan related primarily to workforce reductions at one of the Company’s non-U.S. subsidiaries. The reductions were part of reorganization activities intended to shift certain of the Company’s Southern European operations into a newly established shared service center. During

U.S. Securities and Exchange Commission

December 10, 2013

the third quarter of fiscal year 2012, the Company negotiated and agreed to a workforce reduction plan in coordination and consultation with the local works council, subject to local law. The workforce reduction plan set forth the terms and benefits for the involuntary employee terminations, and detailed those employees that would receive their severance payment as a lump sum and those employees that would receive their severance payment in monthly installments paid through the fourth quarter of fiscal year 2015. All affected employees were notified of termination during the third quarter of fiscal year 2012, and no employees were required to provide services beyond the minimum retention period. The majority of the severance benefits will be paid out as of the end of fiscal year 2013.

These severance benefits were accounted for as a one-time involuntary benefit arrangement. These benefits were accounted for under FASB ASC 420-10-30-5 whereby the fair value of the liability was calculated at the measurement date and recognized immediately as an expense since future services were not required in order to receive the benefits. This was also consistent with management’s approval and commitment to the restructuring plan and the communication of the plan details to affected employees within the third quarter of fiscal year 2012. The restructuring plan identified the number of employees to be terminated, their job classification or function, their location and the date that the plan was expected to be completed. The plan established the terms of the benefit arrangement by employee and the amount of benefits that they would receive upon their involuntarily termination. There were no significant changes to the plan and no material modifications or changes to the plan after communication of the plan to the affected employees.

Note 6. Income Taxes, page 77

4.	Please tell us the nature of the change in your valuation allowance of $14.4 million in fiscal 2012 that resulted in the tax benefit of $17.9 million.

Response 4:

The Company regularly evaluates positive and negative evidence available to determine if valuation allowances are required or if existing valuation allowances are no longer required. The change in the Company’s valuation allowance during fiscal year 2012 was primarily due to the reversal of valuation allowances for two of the Company’s non-U.S. subsidiaries when it became more likely than not that the subsidiaries’ deferred tax assets would be realized. For the first non-U.S. subsidiary, in the fourth quarter of 2012, the subsidiary’s operating results shifted from three years of cumulative losses to three years of cumulative income, with the latter years being considerably more profitable. This shift in operating results as well as strong projections of future income was sufficient positive evidence to release the existing valuation allowance. For the second non-U.S. subsidiary, the Company identified and implemented a tax strategy, as a result of recent acquisition activity, in which this non-U.S. subsidiary, which held accumulated losses, was merged with a group of profitable non-U.S. subsidiaries. Completing this merger permitted the Company to file a consolidated return and utilize the historical losses of the non-U.S. subsidiary to offset the profits from the group of profitable subsidiaries. Therefore, the valuation allowance was no longer required and the valuation allowance was reversed.

In future filings the Company will supplement its disclosure in the Notes to Consolidated Financial Statements to include a description of the events and circumstances related to significant changes in the valuation allowance.

U.S. Securities and Exchange Commission

December 10, 2013

Pursuant to the request of the Staff contained in your letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or the Staff should have additional questions or comments, please do not hesitate to contact me at 781-663-5654.

Sincerely,

/s/ FRANK A. WILSON
Frank A. Wilson
Senior Vice President and Chief Financial Officer

cc:	Mr. Thomas McCrorey, Deloitte & Touche LLP